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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 033-57982

AFA Music Group, LTD.
(Exact name of registrant as specified in its charter)

30 Glenn Street, White Plains, New York 10603

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)


(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 15d-6 (X)

Approximate number of holders of record as of the certification or notice date: 122

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 22, 2007
By:  Jon Goldwater, President